United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

ATA Creativity Global Receives Nasdaq Approval to Transfer Listing to Nasdaq Capital Market

ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, announced that it received an approval letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq”) dated May 15, 2025, notifying the Company that it is approved to transfer the listing of its American depositary shares (“ADSs”) from the Nasdaq Global Market to the Nasdaq Capital Market. The Company's ADSs will continue to trade under the symbol "AACG" and trading of its ADSs will be unaffected by this transfer.

As previously disclosed, on November 27, 2024, the Company received a letter from the Nasdaq notifying the Company that it no longer satisfies the $10 million stockholders’ equity requirement for continued listing on the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(1)(A). Upon the Company’s transfer from the Nasdaq Global Market to the Nasdaq Capital Market, such deficiency will be closed.

As previously disclosed, on May 9, 2025, the Company received a letter from the Nasdaq notifying the Company that it no longer meets the minimum bid price requirement set forth in Nasdaq Listing Rules 5450(a)(1) for continued listing as the closing bid price for the Company’s ADSs was below US$1.00 for 30 consecutive business days. The Company has been provided 180 calendar days, or until November 5, 2025, to regain compliance. If at any time before November 5, 2025, the bid price of the Company’s ADSs closes at or above US$1.00 for a minimum of 10 consecutive business days, the Nasdaq will provide written notification that the Company has regained compliance with the minimum bid price requirement, and the matter will be closed.

The Company's ADSs begins trading on the Nasdaq Capital Market effective at the opening of business on May 19, 2025.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-278921), filed with the Securities and Exchange Commission on April 25, 2024, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: May 19, 2025

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